Exhibit 99.13

CONSENT

We hereby consent to the use in Minera Andes Inc.’s annual report on Form 40-F for the year ended December 31, 2007 of the National Instrument 43-101 Technical Report issued by AMEC Americas Limited for Minera Andes Inc. dated October 1, 2007.

Date: March 31, 2008	“WILLIAM COLQUHOUN”
William Colquhoun, FSAIMM

“EMMANUEL HENRY”
Emmanuel Henry, MAusIMM

“ARMANDO SIMON”
Armando Simon, R. P. Geol (AIG)

“PIERRE ROCQUE”
Pierre Rocque, P. Eng.